

Mail Stop 3030

February 15, 2017

<u>Via E-Mail</u>
John P. Williamson
Chief Executive Officer
Atkore International Group Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

> **Re:** **Atkore International Group Inc.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2017**
> **File No. 333-215970**

Dear Mr. Williamson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laurie Abbott at (202) 551-8071 with any questions.

Sincerely,

/s/ Laurie Abbott for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Paul M. Rodel, Esq.
          Debevoise & Plimpton LLP